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                              June 1, 2023

       Shin Hwang
       Chief Executive Officer
       Labwire Inc
       6015 N 43rd Ave
       Phoenix, AZ 85019

                                                        Re: Labwire Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 18, 2023
                                                            File No. 024-12230

       Dear Shin Hwang:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A Filed May 18, 2023

       Description of Business

   1. We note your amended disclosure in response to comment 1. Please elaborate on the business of Cessil. For
example, please consider quantifying the number of products sold and the number of
leased stores in the Phoenix metropolitan area. Additionally, describe your relationship with
manufacturers and wholesalers and explain how such relationships have minimized your
cost structure. With respect to the Share Exchange Agreement, please revise your
disclosure to include all material terms of the agreement, including the date of the agreement,
date of closing, and the role of Jong Jin Chung in the post-
                                                        acquisition company.
 Shin Hwang
FirstName
Labwire IncLastNameShin Hwang
Comapany
June 1, 2023NameLabwire Inc
June 1,
Page 2 2023 Page 2
FirstName LastName
Subsequent Material Events

2. We note your revised disclosure in response to comment 2. Please revise this section to discuss the results of operations of Cessil for the year ended December 31, 2022 and how such results may impact any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jeff Turner